39 East Canal Street, Nelsonville, Ohio 45764	Phone: 740-753-1951 • Fax: 740-753-4024

December 12, 2023

VIA EDGAR

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Rocky Brands, Inc.
Form 10-K for the Year Ended December 31, 2022
File No. 001-34382

Ladies and Gentlemen:

Set forth below is the response of Rocky Brands, Inc., an Ohio corporation (the “Company” or “we” or “our”), to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated November 29, 2023 (the “Comment Letter”), with respect to our Annual Report on Form 10-K for the year ended December 31, 2022, filed with the Commission on March 10, 2023.

For reference purposes, the Staff’s comments in the Comment Letter are reproduced in bold and our corresponding responses are shown below the comments.

Form 10-K for the Year Ended December 31, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources

Cash Flows and Material Cash Requirements

Operating Activities, page 23

1.

Your discussion of cash flows from operating activities should be a comparative analysis of material changes in this amount between periods. In your analysis, please include a discussion of the underlying reasons for material changes in working capital items that affect operating cash flows. Refer to Section IV.B.1 of SEC Release No. 33-8350.

Company Response:

We confirm that the Company will in future filings provide additional disclosure regarding cash flows from operating activities, including a comparative analysis of material changes in this amount between periods and a discussion of the underlying reasons for material changes in working capital items that affect operating cash flows. Below is an illustrative example of the proposed disclosure the Company plans to include in the MD&A section of our Form 10-K for the year ended December 31, 2023 and in our future periodic filings:

Cash provided by operating activities for the year ended December 31, 2022 was $19.1 million compared to cash used in operating activities of $54.9 million for the year ended December 31, 2021. Adjusting for non-cash items, net income provided a cash in-flow of $35.1 million and $36.2 million for the years ended December 31, 2022 and 2021, respectively. The net change in working capital and other assets and liabilities resulted in a decrease to cash provided by (used in) operating activities of $16.0 million for the year ended December 31, 2022, compared to $91.1 million for the year ended December 31, 2021.

During the year ended December 31, 2022, the net change in working capital was primarily impacted by a decrease in accounts payable of $45.9 million, partially offset by a decrease in accounts receivable of $28.2 million. The decrease in accounts payable during the year ended December 31, 2022 compared to the prior period was due to reduced inventory purchases during the year, in an effort to optimize our inventory levels. The decrease in accounts receivable was due to the timing of our wholesale shipments and a decrease in fourth quarter 2022 sales compared to fourth quarter 2021 sales as well as increased collection efforts following the full integration of the lifestyle and footwear business of Honeywell International Inc. See Note 4 for additional information.

Division of Corporation Finance

U.S. Securities & Exchange Commission

December 12, 2023

Notes to the Consolidated Financial Statements

Note 7 – Identified Intangible Assets, page 40

2.

We note your disclosures here and in Note 1. Given the significance of your goodwill and indefinite lived intangible asset balances and overall decline in your market capitalization, please revise future filings to address the following:

●	Provide a discussion of how goodwill and other intangible assets were tested in 2022, including whether you performed a qualitative and/or quantitative test;
●

Expand your disclosure to state whether or not the fair value of your reporting units “substantially exceeds” the carrying value. To the extent any reporting unit fair values are not substantially in excess of fair values, disclose the name of those reporting units and the amount or percentage by which the fair value exceeds their carrying value;

●	Explain how you consider market capitalization in determining the estimated fair values of the reporting units. Refer to ASC-350-20-35-3C;
●	Disclose the degree of uncertainty associated with your key assumptions and how changes in key assumptions could impact your fair value determination; and
●	Identify potential events and/or changes in circumstances that could reasonably be expected to negatively affect your key assumptions.

Company Response:

We acknowledge the Staff’s observations and recommendations for additional disclosures related to goodwill and indefinite life intangible asset balances and will in future filings provide enhanced disclosures responsive to the Staff’s suggestions. We provide the following supplemental information to address each of the areas which the Staff believes additional discussion will enhance our disclosure:

A.	“Provide a discussion of how goodwill and other intangible assets were tested in 2022, including whether you performed a qualitative and/or quantitative test;”

An example of disclosure we would include in future filings, as it relates to the goodwill and other intangible assets tested in 2022, would read as follows: Goodwill and indefinite-lived intangibles are tested for impairment at least annually by comparing the estimated fair values of our reporting units and indefinite-lived intangible assets to their respective carrying values. If the estimated fair value is less than its carrying amount, the excess of the carrying value over its fair value is recognized as an impairment charge.  In the fourth quarter of 2022, a quantitative goodwill and indefinite-lived intangible asset analysis was performed in accordance with ASC 350. When performing our quantitative goodwill impairment assessment, we estimated the fair value of our reporting units using a combination of the income and market approaches. The income approach utilizes the present value of cash flows to estimate fair value. The future cash flows for our reporting units were projected based on our estimates, at that time, of future revenues, operating income and other factors (such as working capital and capital expenditures). The discount rates used were based on a weighted-average cost of capital determined from relevant market comparisons. For the market approach, we rely upon valuation multiples derived from stock prices and enterprise values of publicly traded companies that are comparable to the reporting unit being evaluated. The fair value of our reporting units’ trade names was determined based on the Income Approach using the Relief from Royalty Method. This method requires us to estimate the future revenues for the related brands, the appropriate royalty rate and the weighted average cost of capital.

B.

“Expand your disclosure to state whether or not the fair value of your reporting units “substantially exceeds” the carrying value. To the extent any reporting unit fair values are not substantially in excess of fair values, disclose the name of those reporting units and the amount or percentage by which the fair value exceeds their carrying value;”

An example of disclosure we would include in future filings, as it relates to the goodwill and other intangible assets tested in 2022, would read as follows: As of December 31, 2022, we did not have any reporting units that were at risk of failing the first step of the goodwill impairment test. The estimated fair values of the Wholesale reporting unit and the Retail reporting unit exceeded their carrying amounts at the date of testing by more than 20%.

C.	“Explain how you consider market capitalization in determining the estimated fair values of the reporting units. Refer to ASC-350-20-35-3C;”

As part of our annual goodwill impairment test, we performed a market capitalization reconciliation to further assess the reasonableness of our fair value calculation determined under the combination of the income and market approaches that was utilized, as described above. Management started by calculating the enterprise value. Enterprise value was determined by multiplying the closing price of our stock as of the testing date (December 31, 2022), the preceding 90-day average, and the date of valuation report issuance (February 8, 2023), by the number of shares outstanding and adjusted for the value of our debt. An implied control premium was added to the market-implied values as of December 31, 2022, the preceding 90-day average, and the February 8, 2023 issuance, respectively. To support the reasonableness of the implied premium, the implied take-over premiums for M&A transactions involving public companies that operate within our industry were reviewed.

D.	“Disclose the degree of uncertainty associated with your key assumptions and how changes in key assumptions could impact your fair value determination; and”

An example of disclosure we would include in future filings, as it relates to the goodwill and other intangible assets tested in 2022, would read as follows: We consider the assumptions used in our determination of the estimated fair value of our reporting units to be reasonable and comparable to those that would be used by other marketplace participants. However, actual events and results could differ substantially from the estimates used in our valuations. These assumptions include, among other things, estimating future cash flows, including projected revenue and operating results, as well as selecting appropriate discount rates, pricing multiples and an assumed royalty rate. If an event occurs that would cause us to revise our estimates and assumptions used in analyzing the fair value of our goodwill and other intangible assets, the revision could result in a non-cash impairment charge that could have a material impact on our financial results.

E.	“Identify potential events and/or changes in circumstances that could reasonably be expected to negatively affect your key assumptions.”

An example of disclosure we would include in future filings, as it relates to the goodwill and other intangible assets tested in 2022, would read as follows: Estimates utilized in the projected cash flows include consideration of macroeconomic conditions, expected growth rates, cost containment and margin expansion, business plans, market position, and the discount rate applied to the cash flows. Unanticipated market or macroeconomic events and circumstances such as supply chain disruptions and the loss of key customers could negatively affect key assumptions used for the recent fair value test.

*         *         *

Division of Corporation Finance

U.S. Securities & Exchange Commission

December 12, 2023

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions, please contact me at (740) 753-9100 ext. 2466 or tom.robertson@rockybrands.com.

Very truly yours,

/s/ Thomas D. Robertson
Thomas D. Robertson Chief Operating Officer and Chief Financial Officer